Exhibit 99.2

KOBEX MINERALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2012

Introduction

The following management’s discussion and analysis (“MD&A”) and financial review, prepared as of March 27, 2013, should be read in conjunction with the Company’s audited annual consolidated financial statements and related notes for the years ended December 31, 2012, 2011 and 2010.  The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars.  Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

Forward Looking Statements

Certain of the statements made and information contained herein are “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each MD&A.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, that the Company can access financing, appropriate equipment and sufficient labour.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Overview

Kobex Minerals Inc. (the “Company”) is a Canadian company listed on the TSX Venture Exchange (KXM.V) and the NYSE Market Exchange (KXM).  The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  At present, the Company has no producing properties and consequently has no current operating income or cash flows.  The Company is entirely dependent on the equity market for its source of funds.  There is no assurance that a commercially viable mineral deposit exists on any of the properties.  Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

As at December 31, 2012, the Company had $36,071,952 (December 31, 2011 - $38,119,043,  December 31, 2010 - $$40,865,088) in working capital with no long-term debt.  The Company believes that it has sufficient funds to finance its operations for the next 12 months.

Strategy and Outlook

The Company continues to explore for mineral resources on its properties and seeks to identify, acquire, and develop other deposits which have the potential to be world class, in the lower cost quartile and in an acceptable risk environment.  Over the course of 2012, the Company noticed a steady improvement in the quality of opportunities presented to it as well as more subdued expectations of vendors.

2012 proved another difficult year for the junior exploration sector with the TSX Venture Composite Index declining close to 50% over the year.  Declining equity prices have made it difficult for junior and intermediate companies to finance their activities as is evidenced by the growing use of royalty and income-streaming companies to provide financing.  The minerals industry, particularly its junior sector, remains stressed going into 2013 and the Company believes it is entering a period that is advantageous to Companies with a strong cash balance, such as ourselves, to acquire mineral properties on favourable terms relative to their development potential.

The Company’s activities in 2012 to support its acquisition strategy were concentrated on mineral commodities that have a large liquid market. The method to evaluate opportunities involved a disciplined and staged process considering i) the technical and economic potential of the property such as established resources, competitive costs and exploration potential, ii) the terms to a transaction, and iii) the business risk given the location of the potential acquisition.  If an opportunity meets these conditions after an initial desktop evaluation, the Company proceeds with property visits and more thorough technical, legal and commercial due diligence activities.

As at March 27, 2013, the Company has cash and investments of approximately $35 million and is well funded to take advantage of mineral opportunities which are being brought to its attention in the prevailing business environment.

Mineral Properties

The Company currently has two properties in its portfolio, the Mel property and the Barb property.  Mr. Leo King, P. Geo, consultant, and qualified person under the meaning of National Instrument NI 43-101, reviewed and approved the technical information relating to these two properties in the Mineral Properties section of this MD&A.  These properties do not have a carrying value on the Company’s consolidated financial statements.

Mel Property, Yukon

The Company has an undivided 100% interest in the Mel Property situated in the Watson Lake Mining District, Yukon Territory.  The Company has agreed to pay a royalty of 1% of any Net Smelter Returns from the property to Breakwater Resources Ltd.  The Mel Property currently consists of 257 mineral claims.

Four sediment-hosted, zinc-rich zones have been identified on the Mel Property; the Main Mel, Jeri, Jeri North and Mel East Zones.  Mineralization on the Main Mel Zone and the showings on the south end of the Jeri and Mel East Zones occur within a stratigraphic zone resting upon a cryptograined limestone unit overlain by a distinctive argillite unit.  The argillite unit grades upwards into wavy banded argillaceous limestone.  Mineralization at the Main Mel Zone consists of coarse-grained sphalerite and galena disseminated throughout a mixture of mudstone, silica carbonate and coarse crystalline barite.  Minor amounts of fine grained, sparsely disseminated pyrite occur locally.  As previously disclosed, the Main Mel Zone was the focus of a 48-hole program that resulted in an indicated mineral resource of 6.78 million tonnes of 7.1% zinc, 2.03% lead and 54.69% barite.  The Main Mel Zone is open down dip with potential to host a larger zinc-lead resource.

At the Jeri North Zone, the same stratigraphic interval hosting the Main Mel Zone contains zinc mineralization in a massive chert overlain by a volcanic flow and volcaniclastic sequence.  Significant mineralization has also been intersected in several holes drilled on the Jeri Zone.  Strong alteration of the footwall carbonate to zinc-bearing hydrothermal dolomite and silicified dolomite has been exposed along the middle syncline fold limb for several kilometres.  Sampling on the Jeri Zone has yielded up to 16% zinc over 5 metres.  Similar style zinc mineralization has been found at the Mel East Zone.

Several geophysical targets on the Jeri Zone and anomalous lead-zinc soil geochemistry and associated geophysical anomalies on the Mel East Zone warrant drill testing.

Barb Property, Yukon

The Barb property is located in the Watson Lake Mining District in Southeast Yukon, approximately 100 kilometres north of the town of Watson Lake. The wholly-owned property consists of 21 mineral claims.

The property is underlain by Devonian/Mississippian phyllitic rocks that form the western limb of a north-northwest trending syncline.  The phyllitic rocks form two conformable units; a dark green to black phyllite overlies a light grey, fine-grained unit.  An extensive quartz-sericite schist unit, locally sulphide-bearing and of possible volcanic origin, occurs within phyllitic rocks at the Money Zone.

Historic work on the property includes four diamond drill holes, geochemical and geophysical surveys.  Base metal mineralization at the Money Zone has been identified on the property.  A preliminary drill test of the Money Zone consisting of four holes was completed in 1991 with one hole intersecting 0.5 metres assaying 5.87% zinc and 1.82% lead.

In September 1998, an airborne electromagnetic and magnetic geophysical survey was flown over the property.  Several anomalous features considered to represent moderate to high priority targets were outlined as a result of the survey.  A high priority geophysical target is located immediately to the west and parallel to the Money zone and is co-incident with an IP anomaly previously identified but not drill tested.

The geological setting within the property is prospective for hosting large, massive sulphide deposits.  A drill program to test the high priority geophysical target is warranted.

Hushamu Property, British Columbia

The Company entered into an Option Agreement on May 12, 2008 with Western Copper Corporation (“Western Copper”) to further explore and develop the Hushamu Property and the Company had the right to acquire up to a 70% interest.  The Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C.

The Company agreed to expend a minimum of $1.9 million (incurred) over a three year option period. On July 2, 2010, the Company announced it terminated this Option Agreement with Western Copper and, as a consequence, wrote off a mineral property interest of $28,048.

Selected Quarterly Financial Information and Fourth Quarter Discussion

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company for the year ended December 31, 2012 and for the year ended December 31, 2011.

	2012				2011
	Dec. 31 $	Sep. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sep. 30 $	Jun. 30 $	Mar. 31 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the period	(350,516)	(385,622)	(595,233)	(732,333)	(1,072,352)	(241,540)	(496,386)	(546,070)
Loss for the period per Common Share – Basic and Diluted	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)

For the three months ended December 31, 2012, the Company reported a loss of $350,516 ($0.01 per share), a decrease of $721,836 from the loss of $1,072,352 ($0.02 per share) for the three months ended December 31, 2011.  The decrease is a result of the following items:

(i)
In the fourth quarter of 2012, the Company recorded an impairment of the value of its marketable securities of $29,200 ($666,667 in the fourth quarter of 2011) due to the continuous decline in the stock market value of its investment in Blue Sky Uranium Corp. shares. As at December 31, 2012, the quoted market value of the Blue Sky shares was $70,800 (2011 - $708,333).

The Company currently classifies its investment in common shares of Blue Sky Uranium Corp. as available-for-sale with gains and losses arising from changes in fair value included in other comprehensive income until the ultimate sale or an impairment loss has been determined to occur. A reduction in the fair value of the Company’s investment in Blue Sky Uranium Corp. shares recognized in the fourth quarter of 2011 resulted in a net charge to other comprehensive income of $709,113 and a related deferred income tax effect of $54,596 (2012 - $nil) due to the recognition of tax benefits on previously unrecorded tax loss carry-forwards. A charge to other comprehensive income for a change in fair value and related deferred income tax are not required in the current quarter of 2012.

(ii)
Share-based compensation was $nil in 2012 as no new share options were granted in 2012 and no options vested in 2012 that were granted in prior years. This compared with share-based compensation of $200,463 in the fourth quarter of 2011. In the fourth quarter of 2011, the Company granted 432,500 options to employees and consultants that vested immediately. In addition, 677,000 of the 2,270,000 share options granted in 2009 vested in the fourth quarter of 2011 all of which are accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s shares, the expected lives of awards of and the risk-free interest rate.

(iii)
Exploration and evaluation combined with property evaluation expenses of $97,334 in the current period are $66,702 higher than $30,632 in the comparable quarter in 2011 reflecting a higher level of activity on the Mel property that included a core resampling program, a soil geochemical survey on the Jeri North portion of the property and clean-up of the main Mel exploration camp site.

(iv)
General and administrative expenses other than exploration and evaluation and property evaluation costs and share-based compensation for the fourth quarter of 2012 were $352,375 or $51,534 lower as compared to the fourth quarter in the prior year.  The decrease can be attributed mostly to lower salary expense

(v)
Interest income for the three month period ended December 31, 2012 was $128,451 compared to $130,157 for the 2011 period.  The decrease is a result of slightly lower interest rates earned on the Company’s decreasing cash balances.

Selected Annual Financial Information

The following selected financial information is derived from the audited consolidated financial statements and notes thereto.

	Years Ended December 31
	2012 $	2011 $	2010 $
Total Assets	36,298,420	38,327,185	41,094,576
Long Term Financial Liabilities	-	-	-
Interest income	511,830	498,899	337,872
General and Administrative Expenses	(1,518,955)	(1,909,477)	(3,342,453)
Exploration and evaluation	(191,922)	(67,916)	14,233
Property evaluation	226,300	210,049	414,984
Loss for the year	(2,063,704)	(2,356,348)	(3,884,868)
Loss per Common Share - Basic and Diluted	(0.04)	(0.05)	(0.08)

Summary of Financial Results

For the year ended December 31, 2012, the Company reported a loss for the year of $2,063,704 ($0.04 per share), a decrease of $292,644 from the loss of 2,356,348 ($0.05 per share) for the year ended December 31, 2011.  The decrease in the loss in 2012, compared to 2011, can be attributed mainly to a $435,048 decrease in salaries and employee benefits offset in part by increases in exploration and evaluation and consulting costs.  In addition, the Company recorded an impairment of the value of its marketable securities of $637,653 (2011 - $666,667) due to the continuous decline in the stock market value of its investment in Blue Sky Uranium Corp. shares. Additional factors are a drop of $43,108 in office costs and a lower income tax expense of $54,596.

Results of Operations

In 2012, the Company recorded interest income of $511,830 compared to $498,899 in 2011 as a result of better interest rates earned on the Company’s cash balances in 2012.

The Company’s operating expenses for the year ended December 31, 2012 were $1,937,177, a decrease of $250,265 from $2,187,442 in 2011 as a result of the following:

(i)
No share options were granted and no share-based compensation expense was incurred during the year ended December 31, 2012.   Accordingly, there was a reduction of $200,463 in the share-based compensation expense in 2012 when compared with the year ended December 31, 2011, when $200,463 was incurred as a result of the vesting of 432,500 share options granted in 2011 and the vesting in 2011 of 677,000 share options granted in 2009.

(ii)
Exploration and evaluation and property evaluation expenditures increased by $140,256 in 2012 versus 2011 reflecting a higher level of activity. In addition to the exploration work on the Mel property during 2012, the Company reviewed numerous opportunities presented to it including gold, gold/copper, polymetallic, nickel laterite and iron ore properties.  The more significant opportunities were geographically diverse and included South America, Mexico, United States, Canada, Eastern Europe and Indonesia.  The diversity of mineral commodities examined and jurisdictions considered reflects the Company’s openness as it weighed project risk against potential project reward when making an acquisition decision.

(iii)
General and administrative expenses of $1,518,955 for 2012, excluding exploration and evaluation, property evaluation and share-based compensation, were approximately 11% less than those incurred in the prior year of $1,709,014: a reduction of $190,059. A decrease in salaries and employee benefits of $234,585 and $43,108 in office and sundry costs during 2012 was offset in part by increases in the categories of consulting ($81,261) and professional fees ($9,055) account for most of the reduction.

During the year ended December 31, 2012, the Company recorded an impairment of the value of its marketable securities of $637,653 (2011 - $666,667) due to the continuous decline in the stock market value of its investment in Blue Sky Uranium Corp. shares.  As at December 31, 2012, the quoted market value of the Blue Sky shares was $70,800 (2011 - $708,333).

The Company currently classifies its investment in common shares of Blue Sky Uranium Corp. as available-for-sale with gains and losses arising from changes in fair value included in other comprehensive income until the ultimate sale. In 2011, a reduction in the fair value of the Company’s investment in Blue Sky Uranium Corp. shares recognized in that year resulted in a net charge to other comprehensive income of $709,113 and a related deferred income tax effect of $54,596.  The tax effect arose due to the recognition of tax benefits on previously unrecorded tax loss carry-forwards. A charge to other comprehensive income for a change in fair value and related deferred income tax are not required in the year ended December 31, 2012. (see the previous paragraph).

Liquidity and Capital Resources

The Company’s cash and cash equivalent position at December 31, 2012 was $30,703,720; a decrease of $6,493,213 from December 31, 2011 mostly attributable to the acquisition of money market investments of $5,000,000.  Total assets at December 31, 2012 were $36,298,420, a decrease of $2,028,765 from $38,327,185 at December 31, 2011.  The decrease in the Company’s assets is the direct result of the decrease in fair value of its marketable securities and the lower cash and cash equivalents on hand.

The Company received $13,028 from the exercise of options in 2012 versus $60,587 in 2011.  As at March 27, 2013, the Company had working capital of approximately $36 million.

The Company considers that it has adequate resources to maintain its operations for the next fiscal year.  The funds on hand should also allow the Company to acquire advanced-stage exploration assets.  The Company will continue to rely on successfully completing additional equity financing to further the acquisition, exploration and development of mineral exploration projects as needed.  There can be no assurance that the Company will be successful in obtaining the required financing.

Except as disclosed, the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.

The Company currently does not and also does not expect to engage in currency hedging to offset any risk of currency fluctuations.

Operating Cash Flow

Cash outflows from operating activities for the year ended December 31, 2012 were $1,506,241, compared to $1,450,900 for 2011.  The increase of $55,341 (2011 – a decrease of $626,875) in operating expenditures is attributed to higher exploration and evaluation and property evaluation costs ($140,256), consulting expenses ($81,261), professional fees ($9,055) and lower interest income received ($89,961) offset, in part, by lower salaries and employee benefits ($234,585) and a foreign exchange improvement of $54,161.

Investing Activities

The Company did not expend funds for investing activities in 2012 and 2011.

Financing Activities

During the year ended December 31, 2012, 24,581 (2011 - 90,755) share options were exercised at $0.53 per option (2011 - prices ranging from $0.53 to $0.96 per option) for total proceeds of $13,028 (2011 - $60,587) to the Company.

Key management personnel compensation

Remuneration received by key management personnel included in salaries and employee benefits expense and consulting costs, in the aggregate, was:

	2012		2011		2010
Short-term employee benefits Share-based payment	$ $	$501,850 -	$ $	$577,945 101,325	570,000 631,986

Contractual Commitments

The company has entered into lease agreements for the rental of office premises which expire on January 31, 2013 and February 2, 2016, whereby the Company’s rental obligations at December 31, 2012 are as follows:

2013	$215,906
2014	201,716
2015	204,066
2016	17,022
$638,710

The Company has entered into an agreement with Copper Mountain to sub-lease a portion of their office premises until February 2, 2016 for $16,630 per month in the first year; $16,826 in year 2 and $17,022 in year three for totals of $182,932 in 2013, $201,716 in 2014, $204,066 in 2015 and $17,022 in 2016, in which the sub-tenants are responsible for proportionate shares of rent, real estate taxes, operating costs and utilities. The Company also had a commitment at December 31, 2012 of $32,974 with respect to the lease agreement that expires January 31, 2013.

Further details of the Company’s option payments and expenditure commitments are disclosed in Note 6 to the Company’s December 31, 2012 audited consolidated financial statements.

Critical Accounting Estimates and IFRS

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Significant areas requiring the use of management estimates relate to the determination of the fair value of share-based compensation, other than temporary impairments for investments, environmental obligations and impairment of mineral properties.  Actual results may differ from these estimates.

Reference should be made to the Company’s significant accounting policies contained in Note 2 of the Company's consolidated financial statements for the years ended December 31, 2012 and 2011.  These accounting policies can have a significant impact of the financial performance and financial position of the Company.

Share-Based Compensation

The Company records all share-based compensation for options using the fair value method. Under the fair value method, share-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to the statement of comprehensive loss at the time of vesting using the graded method. The offset is credited to contributed surplus. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the estimated lives of the respective tranches. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.  Consideration received on the exercise of share options is recorded as share capital and the related contributed surplus is transferred to share capital.

Mineral Properties

Direct costs related to the acquisition of exploration stage resource property interests are capitalized. All other exploration and evaluation expenditures are charged to profit or loss as they are incurred until a property reaches the development stage.   Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned, then the costs are written-off, or if its carrying value has been impaired, then it is written down to fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

International Financial Reporting Standards

New Pronouncements – not yet in effect

The following new reporting standards issued by the IASB are not yet effective and have not been applied in preparing these financial statements:

(i)
In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement.  IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.  The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.  Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and derecognition of financial instruments.  In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015

The Company intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 9 (2010) to have a material impact on the financial statements. The classification and measurement of the Company’s financial assets is not expected to change under IFRS 9 (2010) because of the nature of the Company’s operations and the types of financial assets that it holds.

(ii)
In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities.  The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operation and special purpose entities, to determine control.  The revised definition focuses on the need to have both power over the investee to direct relevant activities and exposure to variable returns before control is present.  IFRS 10 will be applied starting January 1, 2013.

The Company intends to adopt IFRS 10, including the amendments issued in June 2012, in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 10 to have a material impact on the financial statements.

(iii)
In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 21 Interests in Joint Ventures.  The new standard defines two types of arrangements: Joint Operations and Joint Ventures.  Focus is on the rights and obligations of the parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operations in a separate legal entity.  IFRS 11 will be applied starting January 1, 2013.  We are currently finalizing our assessment of the impact of adopting IFRS 11 on our consolidated financial statements.

The Company intends to adopt IFRS 11, including the amendments issued in June 2012, in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 11 to have a material impact on the financial statements.

(iv)	In May 2011 the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 12 contains the disclosure requirements for entities, including interests in subsidiaries, widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The standard requires disclosures that enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows.

The Company intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect the amendments to have a material impact on the financial statements, because of the nature of the Company’s interests in other entities.

(v)
In May 2011, the IASB published IFRS 13 Fair Value Measurement that replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance.  The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 13 to have a material impact on its financial statements.

(vi)
In June 2011, the IASB published amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012 and are to be applied retrospectively.

The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories.

The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. As the amendments only require changes in the presentation of items in other comprehensive income, the Company does not expect the amendments to IAS 1 to have a material impact on the financial statements.

(vii)
In October 2011, the IFRS Interpretations Committee issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine, which is effective for annual periods beginning on or after January 1, 2013,

The interpretation requires recognition of production stripping costs that improve access to ore to be mined in the future as a non-current asset if, and only if, all the following criteria are met:
•           It is probable that future economic benefits will flow to the entity;
•           The entity can identify the component of the ore body for which access has been improved; and
•   The costs relating to the stripping activity associated with that component can be measured reliably.

Subsequent to initial recognition, the life of the component will determine the period of depreciation; it will differ from the life of the mine unless the stripping activity improves access to the whole of the remaining ore body.

The Company intends to adopt the interpretation in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect the interpretation to have a material impact on its financial statements.

Financial Instruments

The Company's financial instruments as at December 31, 2012 comprise cash and cash equivalents, marketable securities, receivables and accounts payable and accrued liabilities.

Risk Factors

The Company’s operations and results are subject to a number of different risks at any given time.  These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks.  Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.

Title Risk: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Price Risk: The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s comprehensive income (loss) due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on comprehensive income (loss) and economic value due to commodity price movements and volatilities. The Company’s properties and investments have exposure to zinc, lead, barite and uranium. The prices of these metals may greatly affect the value of the Company and the potential value of its property and investments.

Financial Markets: The Company is dependent on the equity markets as its sole source of operating working capital and the Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk:  Exploration is presently carried out in Canada and is currently being reviewed worldwide.  This exposes the Company to risks that may not otherwise be experienced if all operations were domestic.  Political risks may adversely affect the Company’s potential projects and operations. Real and perceived political risk in some countries may also affect the Company’s ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Credit Risk:  Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalents and receivables. The Company’s limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions.

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, share price and exploration results. The Company’s cash and cash equivalents is primarily invested in bank accounts and Government Investment Certificates (GIC’s) which are cashable on demand. The Company expects that its cash on hand at December 31, 2012 provides sufficient financial resources to carry out its operations through the next 12 months and also to allow the Company to pursue acquisition opportunities.

Interest Risk: The Company’s cash and cash equivalents earn interest income at variable rates. The fair value of its cash equivalents is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Currency Risk:  Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company.  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

Environmental Risk:  The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates.  Present or future laws and regulations, however, may affect the Company’s operations.  Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines.  Programs may also be delayed or prohibited in some areas.  Although minimal at this time, site restoration costs are a component of exploration expenses.

Disclosure Control and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related consolidated financial statements was properly recorded, processed, summarized and reported to the Company’s Board of Directors and Audit Committee. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated and assessed the design and the operating effectiveness of the Company’s disclosure controls and procedures and have concluded that the design of these disclosure controls and procedures are effective for the year ended December 31, 2012.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in NI 52-109 and in Rules 13a-15(b) of the U.S. Exchange Act). A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual consolidated financial statements.

The Company’s management, (with the participation of Mr. Hills, the Company’s CEO, and Mr. Bach, the Company’s CFO) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.  This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its assessment, management has concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective.

During the year ended December 31, 2012, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Investor Relations

The Company maintains a website at www.kobexminerals.com, and has not entered into any agreements with any investor relations firms.

Share Data Information

The Company’s authorized share capital is an unlimited number of common shares without par value and 100,000,000 preferred shares without par value.  As at December 31, 2012, there were 46,082,413 outstanding common shares and 2,968,127 share options outstanding, all of which are exercisable, with exercise prices ranging from $0.53 to $6.73 per share.

On March 13, 2013, 200,000 share options were granted to each of two Directors with an exercise price of $0.55; one-third vesting immediately, one-third on the first anniversary of the grant and the remaining third vesting on the second anniversary of the grant.

As of March 27, 2013, there were 46,082,413 common shares and 3,337,558 share options outstanding with exercise prices ranging from $0.53 to $1.09 per share.